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News Release
For immediate release

BCE INC. MAILING OF BELL ALIANT REGIONAL COMMUNICATIONS INCOME FUND UNITS

Montréal, (Québec), July 18, 2006 - BCE Inc. (TSX, NYSE: BCE) has commenced the mailing of Bell Aliant Regional Communications Income Fund Units and / or cash proceeds from the sale of units to its common shareholders of record at 5:01 PM on July 10, 2006 pursuant to the shareholder-approved Plan of Arrangement.

As disclosed in the Notice of 2006 Annual and Special Shareholder Meeting and Management Proxy Circular, and as confirmed by an advance income tax ruling received from the Canada Revenue Agency, the distribution of these Units constitutes a return of capital and is not considered to be a dividend. Therefore, no amount needs to be included in taxable income for this distribution.

The value at the time of distribution of the Units received by, or sold on behalf of, a shareholder represents the shareholder’s adjusted cost base (i.e. tax cost) of the Units. This value also represents the amount by which the adjusted cost base of the shareholder’s BCE common shares is reduced.

While the Canadian tax authorities do not prescribe any specific methodology for determining the value of the Units, BCE has used for its own purposes the volume weighted average trading price over the two days July 10 and July 11, 2006 as an accurate indication of such value. Using this method, the distributed Units would have a value of $33.40 per Unit. However, BCE cannot provide assurance that the Canadian tax authorities will agree with the use of such method. As a result, shareholders are advised to consult their own tax advisors with regard to Canadian or U.S. tax matters.

SHAREHOLDERS WHO ARE NON-RESIDENTS OF CANADA

As the distribution of these Units constitutes a return of capital and is not considered to be a dividend, no withholding on account of Canadian income taxes was required to be made. Any gain or loss realized in connection with the whole and/or fractional sale of Units on behalf of a non-resident of Canada should not be subject to Canadian income tax.

Shareholders requiring additional information may consult the BCE website at: http://www.bce.ca/en/investors/shareholderinfo/transactions/aliant/index.php

About BCE Inc.

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

For media inquiries, please contact:

Pierre Leclerc
Media Relations
514-391-2007
1-877-391-2007
pierre.leclerc@bell.ca

For investor inquiries, please contact:
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca